UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

835637109
(CUSIP Number)

Walker Roberts Stapleton
President/Chief Executive Officer
SonomaWest Holdings, Inc.
4643 S. Ulster St., 8th Floor
Denver, CO 80237
United States of America
(720) 228-4131
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835637109	Schedule 13D	Page 2 of 19

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS Craig R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 263,687
	8	SHARED VOTING POWER 322,565
	9	SOLE DISPOSITIVE POWER 263,687
	10	SHARED DISPOSITIVE POWER 322,565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,252(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Includes 263,687 shares beneficially owned directly by Mr. Stapleton and 322,565 shares held by the other persons who are filing this joint Schedule 13D and with whom Mr. Stapleton shares voting and dispositive powers.

CUSIP No. 835637109	Schedule 13D	Page 3 of 19

1	NAMES OF REPORTING PERSONS Dorothy W. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,458
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,458
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 4 of 19

1	NAMES OF REPORTING PERSONS Walker R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 127,410
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 127,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 5 of 19

1	NAMES OF REPORTING PERSONS Wendy S. Reyes, Trustee, Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 98,298
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 98,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 6 of 19

1	NAMES OF REPORTING PERSONS Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,766
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 7 of 19

1	NAMES OF REPORTING PERSONS Trust FBO Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 835637109	Schedule 13D	Page 8 of 19

1	NAMES OF REPORTING PERSONS Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,766
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 9 of 19

1	NAMES OF REPORTING PERSONS Trust FBO Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 835637109	Schedule 13D	Page 10 of 19

1	NAMES OF REPORTING PERSONS Trust FBO Katharine H. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 861
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 835637109	Schedule 13D	Page 11 of 19

1	NAMES OF REPORTING PERSONS Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,868
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 12 of 19

1	NAMES OF REPORTING PERSONS Charles T. Schulze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,749
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,749
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,749
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 13 of 19

1	NAMES OF REPORTING PERSONS Peter B. Schulze, Custodian for Isaiah Schulze, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 323
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 14 of 19

1	NAMES OF REPORTING PERSONS Stapleton Acquisition Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 569,853 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 569,853 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,853 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1) Includes shares benefically owed by Stapleton Acquisition Company ("SAC") pursuant to those cetain Contribution and Subscription Agreements entered into by and between SAC and each of Craig R. Stapleton, Dorthy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, as Trustee for Separate Property Trust, on September 12, 2008, pursuant to which each of the foregoing have agreed to contribute his or her shares of Common Stock (as defined below) to SAC.

CUSIP No. 835637109	Schedule 13D	Page 15 of 19

This Statement amends the Schedule 13D previously filed by the Filing Persons (as defined below), other than Stapleton Acquisition Company (“SAC”), as previously amended from time to time.

Item 1.    Security and Issuer

The title of the class of equity securities to which this statement relates is common stock, no par value (the “Common Stock”), of SonomaWest Holdings, Inc. (“Issuer”), whose principal executive offices are located at 2064 Highway 166 North, Sebastopol, CA 95472.

Item 2.    Identity and Background

Item 2 of the Schedule 13D is amended as follows:

The individuals and entities listed below (being herein collectively referred to as the “Filing Persons”), other than SAC, have previously filed the Schedule 13D to which this Statement relates and amends.  Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton, Wendy S. Reyes, Trustee of Separate Property Trust, and SAC (collectively, the “Acquisition Group”) have agreed to act together in connection with the transaction described in Item 4 of this Statement.  The Filing Persons, other than the members of the Acquisition Group, are not parties to the transactions described in Item 4 of this Statement and have no agreements, arrangements or understandings with any member of the Acquisition Group with respect to those transactions.

Listed below is the name, business or residence address and present principal occupation of each natural person who is a Filing Person, together with the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the name, state of organization, principal business and address of principal office of each entity which is a Filing Person. Each natural person listed below is a U.S. citizen.

Name	Business or Residence Address	Principal Occupation (or Business) and Related Information	State of Organization
Craig R. Stapleton	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	US Ambassador to France	N/A
Dorothy W. Stapleton	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Homemaker	N/A
Walker R. Stapleton	1600 Broadway Suite 2400 Denver, CO 80202	President and Chief Financial Officer of the Issuer	N/A
Wendy S. Reyes, Trustee Separate Property Trust	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Trust for the Benefit of the Individual	California
Benjamin F. Stapleton IV	925 Park Avenue, Apt. 13 D New York, NY 10028	Research Associate Graywolf Capital	N/A
Trust FBO Benjamin F. Stapleton IV	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Trust for the Benefit of the Individual	Colorado
Sarah F. Stapleton	925 Park Avenue, Apt. 13 D New York, NY 10028	Student	N/A
Trust FBO Sarah F. Stapleton	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Trust for the Benefit of the Individual	Colorado
Trust FBO Katharine H. Stapleton	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Trust for the Benefit of the Individual	Colorado
Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA	P.O. Box 1576 135 East Putnam Avenue Greenwich, CT 06830	Homemaker	N/A
Charles T. Schulze	P.O. Box 1513 135 East Putnam Avenue Greenwich, CT 06830	Private Business	N/A
Peter B. Schulze, Custodian for Isaiah Schulze, UGMA	P.O. Box 1513 135 East Putnam Avenue Greenwich, CT 06830	Private Business	N/A
Stapleton Acquisition Company	4643 S. Ulster Street, 8th Floor Denver, CO 80237	Holding Company	DE

CUSIP No. 835637109	Schedule 13D	Page 16 of 19

Walker R. Stapleton is the sole director and officer of SAC.  Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust, collectively control SAC.

During the past five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended as follows:

In order to finance the tender offer and related transactions described in Item 4 below (which Item 4 is incorporated herein by reference), the Acquisition Group estimates that the amount of funds necessary to consummate the transactions would be approximately $7 million.  The financing for such amount is expected to be provided pursuant to a credit agreement between JPMorgan Chase Bank, N.A. ("JPM") and Craig R. Stapleton, the proceeds of which are expected to be loaned to SAC by Mr. Stapleton.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is amended as follows:

On September 12, 2008, Walker R. Stapleton, on behalf of the Acquisition Group, sent to the Board of Directors of the Issuer a letter (the “Proposal Letter”) which indicates that SAC intends to initiate a tender offer to purchase all of the outstanding shares of Common Stock not owned by members of the Acquisition Group for $9.30 in cash per share.  The completion of the tender offer will be conditioned upon, among other things, the tender of a majority of the shares of Common Stock not beneficially owned by the Filing Persons, and ownership by SAC, upon consummation of the offer, of at least 90% of the outstanding shares of Common Stock.  A copy of the Proposal Letter is attached hereto as Exhibit 10 and a copy of the press release announcing the proposal is attached hereto as Exhibit 11, each of which is incorporated herein by reference.  The description herein of the proposal and the matters contemplated thereby is qualified in its entirety by reference to the Proposal Letter and press release.

SAC expects to receive funding from JPM, through Craig R. Stapleton to finance the proposed tender offer.  The tender offer will be conditioned upon the receipt of funds from JPM.

    If, after the tender offer, SAC directly or indirectly owns at least 90% of the shares of Common Stock, it plans, in compliance with the applicable provisions of the Delaware General Corporation Law, to effect a “short-form” merger of the Issuer with SAC in which unaffiliated stockholders would receive the same per share consideration paid in the tender offer.

If the tender offer and merger are completed, the Common Stock would no longer be registered under Section 12 of the Securities Exchange Act of 1934.

Except as set forth in this Item 4, no Filing Person has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 835637109	Schedule 13D	Page 17 of 19

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended as follows:

As of September 12, 2008, each Filing Person beneficially owned the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding
Craig R. Stapleton	586,252 (1)	46.8%
Dorothy W. Stapleton	80,458	6.4%
Walker R. Stapleton	127,410	10.2%
Wendy S. Reyes, Trustee Separate Property Trust	98,298	7.9%
Benjamin F. Stapleton IV	2,766	0.2%
Trust FBO Benjamin F. Stapleton IV	1,033	0.1%
Sarah F. Stapleton	2,766	0.2%
Trust FBO Sarah F. Stapleton	1,033	0.1%
Trust FBO Katharine H. Stapleton	861	0.1%
Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA	1,868	0.2%
Charles T. Schulze	5,749	0.5%
Peter B. Schulze, Custodian for Isaiah Schulze, UGMA	323	0.1%
Stapleton Acquisition Company	569,853(2)	45.5%
----------
(1)  Includes 263,687 shares beneficially owned directly by Mr. Stapleton and 322,565 shares held by the other Filing Persons and with whom Mr. Stapleton shares voting and dispositive powers.

(2)  Includes shares beneficially owned by Stapleton Acquisition Company (“SAC”) pursuant to those certain Contribution and Subscription Agreements entered into by and between SAC and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, as Trustee for Separate Property Trust, on September 12, 2008, pursuant to which each of the foregoing has agreed to contribute his or her shares of Common Stock to SAC.

The percentages set forth above are based on a total of 1,251,367 shares of Common Stock outstanding as of September 12, 2008.  No transaction in shares of Common Stock by any of the Filing Persons has taken place in the sixty days preceding the date of filing of this Schedule 13D.

Dorothy W. Stapleton is the wife of Craig R. Stapleton.  Walker R. Stapleton and Wendy S. Reyes are their children.  Benjamin F. Stapleton IV and Sarah Stapleton are the nephew and niece, respectively, of Craig R. Stapleton.  Katharine H. Stapleton is the sister of Craig R. Stapleton.  Karina Stapleton is the daughter of Katharine Stapleton.

Charles T. Schulze and Peter B. Schulze are brothers.  Isaiah Schulze is the son of Peter B. Schulze.

CUSIP No. 835637109	Schedule 13D	Page 18 of 19

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended as follows:

Each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes have agreed to contribute to SAC all of his or her shares of Common Stock shares of SAC, pursuant to the terms and conditions set forth in a Contribution and Subscription Agreement, a form of which is attached hereto as Exhibit 13 and incorporated herein by reference.

    Except as otherwise described in this Schedule 13D, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit 10	Letter to the Board of Directors of the Issuer dated September 12, 2008

Exhibit 11               Press Release, dated September 12, 2008
Exhibit 12	Form of Contribution and Subscription Agreement, dated September ___, 2008, by and between each of the members of the Acquisition Group and SAC

CUSIP No. 835637109	Schedule 13D	Page 19 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2008

/s/ Walker R. Stapleton
Walker R. Stapleton, individually and as attorney-in-fact for the other Filing Persons

President and CEO
(Name/Title)

Exhibit 10

September 12, 2008

Board of Directors
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, California

Gentlemen:

I am pleased to inform you that Stapleton Acquisition Company (“SAC”), a newly formed entity owned by me and other members of the Stapleton family (collectively, the “Stapleton Group”), intends to commence a tender offer for all of the outstanding shares of common stock of SonomaWest Holdings, Inc. (the “Company”) not owned by the Stapleton Group at a purchase price of $9.30 per share in cash. This represents a premium of approximately 55% over the closing price on September 11, 2008.

The tender offer will be conditioned upon, among other things, the tender of a majority of the shares of the Company not owned by the Stapleton Group (i.e., a “majority of the minority”) and ownership by SAC of at least 90% of the outstanding shares of the Company upon consummation of the offer.  We expect that any common stock not acquired in the offer will be acquired in a subsequent “short form” merger at the same price per share offered in the tender offer, and that the short form merger will be effected promptly following the consummation of the offer.  In order to finance the transaction, SAC expects to receive funding from JPMorgan Chase Bank, N.A.

We believe that SAC’s offer will represent a unique opportunity for the Company’s stockholders to realize the value of their shares at a significant premium to the Company’s current and recent stock price, particularly after taking into account the distribution of the Company’s remaining holdings in Metro PCS.  We believe that the opportunity for the Company’s stockholders to monetize the value of their shares in the offer will be particularly attractive in view of the extremely limited trading market that now exists for the shares.  Our determination of the offer price is based primarily on our view of the Company’s net asset value on a liquidation basis, using the recently conducted appraisals commissioned by Wachovia on the Company’s behalf of the estimated fair market value of the Company’s principal assets, the North and South properties.  For your convenience, we have attached copies of these appraisals.

Please note that neither SAC nor any member of the Stapleton Group is presently interested in selling its shares of the Company nor in approving a sale of the Company’s assets.

We intend to commence our tender offer within 4 - 6 weeks.  We expect that the Company’s board of directors will form a special committee consisting of independent directors to consider our proposal and to make a recommendation to the Company’s stockholders with respect to the offer as required by Rule 14e-2 under the Securities Exchange Act of 1934, as amended.  In addition, we expect that the special committee will, at its discretion, retain its own legal and financial advisors to assist in its review of the offer and the development of its recommendation.  We believe that, by proceeding with a tender offer, the Company’s stockholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

                                                   Very truly yours,

                                                                                                                                                   /s/ Walker R. Stapleton

Exhibit 11

Contact:  Gwendolyn Toney707/824-2534
Headline: SonomaWest Holdings, Inc. Confirms Receipt of Proposal from Stapleton Acquisition Company

DENVER, COLORADO September 12, 2008 /PRNewswire/ -- SonomaWest Holdings, Inc. (SWHI.PK) (the “Company”) announced today that it has been informed by Stapleton Acquisition Company (“SAC”), a newly formed entity owned by members of the Stapleton family who own a 45.5% stake in the Company (the “Stapleton Group”), that SAC intends to make a tender offer to acquire all of the Company’s outstanding common stock that SAC does not own at a purchase price of $9.30 per share.  This represents a premium of approximately 55% over the closing price on September 11, 2008.

SAC has informed the Company that the tender offer will be conditioned upon, among other things, the tender of a majority of the shares of the Company not owned by the Stapleton Group and ownership by SAC of at least 90% of the outstanding shares of the Company upon consummation of the tender offer.  Promptly following completion of the tender offer, any shares not acquired in the tender offer are expected to be acquired in a subsequent “short form” merger at the same price per share offered in the tender offer.

SAC expects to receive funding from JPMorgan Chase Bank, N.A. (“JPM”) to finance the proposed tender offer.  The tender offer will be conditioned upon the receipt of funds from JPM.

The tender offer described in this announcement has not yet commenced.  This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  If a tender offer for the Company’s common stock is commenced, stockholders are urged to read the Company’s solicitation/recommendation statement on Schedule 14D-9, which would be filed with the Securities and Exchange Commission (“SEC”), because it will contain important information. Stockholders can obtain a free copy of the solicitation/recommendation statement and any amendments to that statement, if and when available, and all other filings by the Company with the SEC at www.sec.gov.

About SonomaWest Holdings, Inc.

SonomaWest Holdings, Inc., formerly Vacu-dry Company, was incorporated in 1946 and currently operates as a real estate management and rental company. The Company’s rental operations include two industrial properties.  This commercial property is now being rented to third parties.  The Company’s primary operating revenue is generated from the leasing of its two properties, located in Sebastopol, California. The properties are leased to multiple tenants with various lease terms.

Forward-Looking Statements

All statements in this notice other than statements of historical fact are forward-looking statements, and are subject to risks and uncertainties. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to SonomaWest Holdings, Inc., are intended to identify forward-looking statements. Many factors could cause the actual results or events to be materially different from the results or events that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions.

Exhibit 12

CONTRIBUTION AND SUBSCRIPTION AGREEMENT

This Contribution and Subscription Agreement (this “Agreement”) is made effective as of September __, 2008, by and between [the undersigned/Stapleton Family Member] (“Subscriber”) and Stapleton Acquisition Company, a Delaware corporation (the “Company”).

RECITALS

A.           Subscriber owns __________ shares of common stock of SonomaWest Holdings, Inc., a Delaware corporation (“SWHI”), which represents ___ % of the outstanding common stock of SWHI (the “Stock”).

B.           Subscriber desires to contribute, assign, transfer and convey [his/her] Stock to the Company as a capital contribution in the Company in exchange for shares of common stock of the Company, in accordance with the terms and conditions set forth in this Agreement.

The parties agree as follows:

AGREEMENT

1.  Contribution and Subscription.  Subject to the terms and conditions set forth in this Agreement, Subscriber desires to make a capital contribution in the Company by contributing, assigning, transferring and conveying [his/her] Stock in exchange for ___ shares of common stock, no par value, of the Company, which represents a ___% ownership interest in the Company (the “SAC Stock”).  Such contribution of stock will occur simultaneously with the closing of the contemplated tender offer (the "Tender Offer").

2.  Acceptance; Issuance.  The Company, in consideration of and in reliance on the agreements of the Subscriber and after receipt of the Stock, accepts the contribution of the Subscriber and agrees to issue the SAC Stock to the Subscriber.

3.      Covenant.    Until the earlier of the closing of the Tender Offer or the first anniversary of the date of this Agreement, Subscriber agrees that he will not sell his stock without the prior written consent of the Company.

4.  Further Assurances.  The undersigned agrees to take such other action and shall execute such additional instruments and documents as may be reasonably necessary or advisable to carry out the purposes and intent of this Agreement.

5.  Successors.  The provisions of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

6.  Counterparts.  This Agreement may be executed in counterparts, both of which when taken together shall be deemed one original.

7.  Entire Agreement; Modification.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement, and neither this Agreement nor any of the provisions of this Agreement shall be waived, changed, discharged or terminated except by an instrument in writing signed by the parties.

8.  Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties have executed this Contribution and Subscription Agreement as of the date first written above.

               STAPLETON ACQUISITION COMPANY

               By:  _________________________________
                       Name:
                       Title:

               _____________________________________
               [Name]